Exhibit 99.1
DoubleDown Interactive Reports Second Quarter 2025 Financial Results
SEOUL, KOREA – August 12, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the second quarter ended June 30, 2025. Beginning with the fourth quarter of 2024, the Company is reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”). As such, the financial results for the second quarter of 2025, as well as the comparable period for 2024, reflect IFRS. The Company previously reported its financial results in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Second Quarter 2025 vs. Second Quarter 2024 Summary:
•Revenue was $84.8 million in the second quarter of 2025 compared to $88.2 million in the second quarter of 2024. Revenue from the Company’s social casino/free-to-play games was $69.3 million in the second quarter of 2025, a 14% decline from the second quarter of 2024. Revenue from SuprNation, the Company’s iGaming subsidiary, increased 96% year over year to $15.5 million, primarily as a result of the Company’s increased focus on new player acquisition.
•Operating expenses were $52.4 million in the second quarter of 2025 compared to $51.9 million in the second quarter of 2024, primarily due to increased operating expenses related to SuprNation, partially offset by lower cost of revenue and lower research and development expenses.
•Profit for the interim period (excluding non-controlling interest) was $21.8 million, or earnings per fully diluted common share of $8.82 ($0.44 per American Depositary Share (“ADS”)), in the second quarter of 2025, compared to profit for the interim period (excluding non-controlling interest) of $33.1 million, or earnings per fully diluted common share of $13.35 ($0.67 per ADS), in the second quarter of 2024. The decrease was primarily due to lower revenue, increased unrealized loss on foreign currency and higher general and administrative expenses, partially offset by lower research and development expenses. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA was $33.5 million for the second quarter of 2025 compared to $37.5 million in the second quarter of 2024. Adjusted EBITDA margin was 39.5% in the second quarter of 2025 compared to 42.5% in the second quarter of 2024.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games remained the same at $1.33 in the second quarter of 2025 and second quarter of 2024, and increased slightly from $1.29 in the first quarter of 2025.
•Average monthly revenue per payer for the social casino/free-to-play games decreased to $286 in the second quarter of 2025 from $288 in the second quarter of 2024 and increased from $276 in the first quarter of 2025.
•Net cash flows from operating activities fell to $19.7 million in the second quarter of 2025 from $34.8 million in the second quarter of 2024, driven primarily by an increase in income taxes paid in the second quarter of 2025.

“The ongoing successful execution on our strategic operating priorities, focused on driving a high conversion of revenue to cash flow, resulted in strong second quarter results as we generated $19.7 million in cash flow from operations during the period,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “We continue to drive strong monetization metrics for our flagship casino game, DoubleDown Casino, somewhat offsetting the expected year-over-year social casino revenue decline given the exceptional performance in the comparable prior-year period.

“This quarter, our SuprNation iGaming business generated record revenue of $15.5 million, up 96% from Q2 2024, reflecting the success of our strategies to prudently scale investments to acquire new players for our iGaming sector which we first entered in October 2023.

“Our balance sheet remains strong, which allows DoubleDown to make flexible strategic investment decisions to achieve growth through our in-house development efforts and/or through potential M&A opportunities that could create new value for our shareholders. We ended the second quarter with an aggregate net cash position of approximately $444 million, or approximately $8.96 per ADS. We believe our recently closed acquisition of WHOW Games GmbH marks a significant step toward increasing our competitiveness in the growing German social casino market. We intend to unlock valuable synergies from this transaction by leveraging our combined operational expertise and enhanced scale, again with the goal of enhancing shareholder value.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue ($ MM)	$84.8	$88.2	$168.3	$176.4
Total operating expenses ($ MM)	(52.4)	(51.9)	(106.3)	(108.9)
Profit for the interim period (excluding non-controlling interest) ($ MM)	$21.8	$33.1	$45.7	$63.4
Adjusted EBITDA ($ MM)	$33.5	$37.5	$64.3	$70.3
Profit margin	25.8%	37.6%	27.2%	36.0%
Adjusted EBITDA margin	39.5%	42.5%	38.2%	39.8%

Non-financial performance metrics(1)
Average MAUs (000s)	1,163	1,389	1,200	1,433
Average DAUs (000s)	578	664	593	681
ARPDAU	$1.33	$1.33	$1.31	$1.29
Average monthly revenue per payer	$286	$288	$281	$285
Payer conversion	7.0%	6.7%	6.5%	6.5%
(1)Social casino/free-to-play games only.
Conference Call
DoubleDown will hold a conference call today (August 12, 2025) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Second Quarter 2025 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Second Quarter 2025 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown recently expanded its social casino platform with the acquisition of WHOW Games GmbH, a developer headquartered in Hamburg, Germany. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated interim financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “profit before income tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance cost; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended June 30,		Six months ended June 30,
(in millions, except percentages)	2025	2024	2025	2024
Profit for the interim period	$21.9	$33.2	$45.8	$63.5
Income tax expense	8.7	9.3	17.6	17.3
Profit before income tax	30.6	42.5	63.4	80.9

Adjustments for:
Depreciation and amortization	1.2	1.3	2.3	2.9
Finance income	(3.7)	(7.0)	(8.3)	(15.0)
Finance cost	5.5	0.8	7.0	1.6
Other (income) expense, net	(0.1)	(0.2)	(0.1)	(0.2)
Adjusted EBITDA	$33.5	$37.5	$64.3	$70.3
Adjusted EBITDA margin	39.5%	42.5%	38.2%	39.8%
The key differences between reconciliations of Adjusted EBITDA and Adjusted EBITDA margin under IFRS and under GAAP arise from the treatment of certain adjustments, particularly in the areas of depreciation and amortization, finance income, and finance cost per the respective accounting standards. For reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under IFRS, depreciation related to right-of-use assets is included within the depreciation and amortization, and as such, is added back to Adjusted EBITDA in the reconciliation. In contrast, for reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under GAAP, depreciation related to right-of-use assets is classified under general and administrative expenses, and thus, is excluded from Adjusted EBITDA in the reconciliation. The designation of finance income and finance cost in reconciliation under IFRS reflects a change in the classification of non-operating (income) expense in reconciliation under GAAP. Specifically, the non-operating (income) expense accounts under GAAP have been renamed to finance income and finance cost under IFRS.
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni and Christin Armacost
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(In thousands of U.S. dollars)

	June 30,	December 31,
	2025	2024
	(unaudited)
Assets
Cash and cash equivalents	$377,419	$334,850
Short-term investments	103,759	80,000
Accounts receivable, net	30,304	30,778
Prepaid expenses and other assets	8,840	7,614
Total current assets	$520,322	$453,242
Property and equipment, net	931	1,025
Right-of-use assets, net	3,946	4,308
Intangible assets, net	47,568	47,666
Goodwill	397,689	395,804
Deferred tax asset	—	3,373
Other non-current assets	728	746
Total non-current assets	$450,862	$452,922
Total assets	$971,184	$906,164
Liabilities and equity
Accounts payable and accrued expenses	$22,506	$14,990
Current lease liabilities	1,024	1,162
Income taxes payable	832	1,512
Contract liabilities	1,599	1,754
Current portion of borrowings with related party	36,862	—
Other current liabilities	3,877	3,966
Total current liabilities	$66,700	$23,384
Long-term borrowings with related party	—	34,014
Non-current lease liabilities	3,316	3,510
Deferred tax liabilities	2,827	—
Other non-current liabilities	3,294	3,223
Total non-current liabilities	$9,437	$40,747
Total liabilities	$76,137	$64,131
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated comprehensive loss	(3,460)	(10,688)
Retained earnings	517,813	472,125
Equity attributable to DoubleDown Interactive Co., Ltd.	$894,831	$841,915
Equity attributable to non-controlling interests	216	118
Total equity	$895,047	$842,033
Total liabilities and equity	$971,184	$906,164

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$84,813	$88,236	$168,305	$176,379
Operating expenses:
Cost of revenue	(23,687)	(26,859)	(47,812)	(54,278)
Sales and marketing	(13,087)	(11,574)	(27,225)	(26,634)
Research and development	(3,195)	(3,973)	(5,687)	(8,145)
General and administrative	(12,530)	(9,654)	(25,627)	(19,966)
Other income	145	227	185	253
Other expense	(45)	(45)	(94)	(95)
Total operating expenses	$(52,399)	$(51,878)	$(106,260)	$(108,865)
Operating profit	$32,414	$36,358	$62,045	$67,514
Finance income	3,734	7,001	8,346	14,965
Finance cost	(5,528)	(841)	(6,993)	(1,588)
Profit before income tax	$30,620	$42,518	$63,398	$80,891
Income tax expense	(8,746)	(9,346)	(17,612)	(17,343)
Profit for the interim period	$21,874	$33,172	$45,786	$63,548
Other comprehensive income (loss):
Pension adjustments, net of tax	35	65	100	201
Gain (loss) on foreign currency translation	5,658	(2,606)	7,128	(5,684)
Total comprehensive income for the interim period	$27,567	$30,631	$53,014	$58,065
Profit attributable to:
DoubleDown Interactive Co., Ltd.	21,842	33,083	45,688	63,407
Non-controlling interests	32	89	98	141
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.	27,535	30,542	52,916	57,986
Non-controlling interests	32	89	98	79

Earnings per share:
Basic	$8.82	$13.35	$18.44	$25.59
Diluted	$8.82	$13.35	$18.44	$25.59
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Six months ended June 30,
	2025	2024
Cash flows from (used in) operating activities
Profit for the interim period	$45,786	$63,548
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	2,290	2,891
Unrealized gain on foreign currency	(130)	(3,537)
Unrealized loss on foreign currency	1,721	475
Loss on valuation of financial assets	2,884	13
Interest income	(7,914)	(7,260)
Interest expense	913	1,168
Provision for severance benefits	226	(57)
Other long-term employee benefits	604	963
Income tax expense	17,612	17,343
Working capital adjustments:
Accounts receivable, net	617	(1,737)
Prepaid expenses, and other assets	332	366
Other non-current assets	52	(6,632)
Accounts payable and accrued expenses	1,382	(17)
Contract liabilities	(155)	(743)
Other current and non-current liabilities	75	(708)
Cash generated from operations	$66,295	$65,898
Interest received	9,888	6,941
Interest paid	(118)	(210)
Income taxes paid	(15,285)	(2,110)
Net cash inflow from operating activities	$60,780	$70,519
Cash flows from investing activities
Purchase of property and equipment	(119)	(16)
Purchase of short-term investments	(164,311)	(71,742)
Sales of short-term investment	146,665	66,961
Net cash (outflow) from investing activities	$(17,761)	$(4,797)
Cash flows from financing activities
Repayment of lease liabilities	(548)	(1,226)
Net cash (outflow) from financing activities	$(548)	$(1,375)
Net increase in cash and cash equivalents	$42,471	$64,347
Effect of exchange rate changes on cash and cash equivalents	$98	$(2,102)
Cash and cash equivalents at beginning of the interim period	$334,850	$206,911
Cash and cash equivalents at end of the interim period	$377,419	$269,156